UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Solitron Devices, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

834256208
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                      Rule 13d-1(b)

☒                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

CUSIP No. 834256208

1		NAME OF REPORTING PERSONS Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 110,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 110,500
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,500
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The percent ownership calculated is based upon an aggregate of 2,177,832 shares outstanding as of January 1, 2013.

CUSIP No. 834256208

1		NAME OF REPORTING PERSONS Groveland Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 110,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 110,500
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,500
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 2,177,832 shares outstanding as of January 1, 2013.

CUSIP No. 834256208

1		NAME OF REPORTING PERSONS Seth Barkett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,000
	6	SHARED VOTING POWER 30,900
	7	SOLE DISPOSITIVE POWER 15,000
	8	SHARED DISPOSITIVE POWER 30,900
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,900
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The percent ownership calculated is based upon an aggregate of 2,177,832 shares outstanding as of January 1, 2013.

CUSIP No. 834256208

Item 1(a).	Name of Issuer:

Solitron Devices, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3301 Electronics Way, West Palm Beach, Florida 33407

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are (i) Nicholas J. Swenson, Managing Member of Groveland Capital LLC, (ii) Groveland Capital LLC, a registered investment adviser, and (iii) Seth Barkett.  Groveland Capital LLC is the investment adviser to Groveland Hedged Credit Fund, LLC.  Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between Nicholas J. Swenson, Groveland Capital LLC and Seth Barkett that this Schedule 13G is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

3033 Excelsior Boulevard, Suite 560, Minneapolis, Minnesota 55416

Item 2(c).	Citizenship:

Nicholas J. Swenson and Seth Barkett are citizens of the United States.

Groveland Capital LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

834256208

CUSIP No. 834256208

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership as of February 25, 2013:

Nicholas J. Swenson

(a)	Amount Beneficially Owned: 110,500*

(b)	Percent of Class 5.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 110,500

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 110,500

(iv)	shared power to dispose or to direct the disposition of: 0

Groveland Capital LLC

(a)	Amount Beneficially Owned: 110,500*

(b)	Percent of Class: 5.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 110,500

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 110,500

(iv)	shared power to dispose or to direct the disposition of: 0

________________

*	Nicholas J. Swenson and Groveland Capital LLC share beneficial ownership over the same 110,500 shares.

CUSIP No. 834256208

Seth Barkett

(a)	Amount Beneficially Owned: 45,900

(b)	Percent of Class: 2.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 15,000

(ii)	shared power to vote or to direct the vote: 30,900

(iii)	sole power to dispose or to direct the disposition of: 15,000

(iv)	shared power to dispose or to direct the disposition of: 30,900

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

CUSIP No. 834256208

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed October 4, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 25, 2012

/s/ Nicholas J. Swenson
Nicholas J. Swenson

GROVELAND CAPITAL LLC

By:       /s/ Nicholas J. Swenson
Nicholas J. Swenson
Managing Member

/s/ Seth Barkett
Seth Barkett